Exhibit 99.2

Explanatory Note

This annual report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2014 together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a subsidiary of Melco Crown Entertainment Limited.

i

Studio City Finance Limited

For the Year Ended December 31, 2014

ii

INTRODUCTION

In this annual report, unless otherwise indicated:

•	“Additional Development” refers to the additional second phase development project on the Studio City site, which is expected to include an additional luxury hotel and related facilities, retail, entertainment and gaming expansion capacity;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Land Grant” refers to the land concession by way of lease, for a period of 25 years, subject to renewal, as of October 17, 2001 for a plot of land situated at the Studio City site, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau official gazette no. 30 of July 25, 2012 and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands whose shares are listed on both the NASDAQ Global Market and HKSE, and which, through its subsidiary MCE Cotai, owns a 60% interest in SCI;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of MCE and a shareholder of SCI;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•	“Melco Crown Macau” refers to MCE’s subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of a gaming subconcession;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“our board” refers to the board of directors of our company or a duly constituted committee thereof;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Project Costs” refer to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of the Studio City Project, as subsequently amended in accordance with the Studio City Project Facility;

•	“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability, and an indirect parent of our company;

•	“Shareholders Agreement” refers to the shareholders agreement dated July 27, 2011, by and among MCE Cotai, New Cotai, MCE and SCI (as amended from time to time);

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau to be developed, consisting of the Studio City Project and the Additional Development;

•	“Studio City Casino” refers to the gaming areas to be constructed or operated within the Studio City Project;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company;

•	“Studio City Entertainment” refers to Studio City Entertainment Limited, our subsidiary, a Macau company;

•	“Studio City Holdings” refers to Studio City Holdings Limited, a company incorporated in the British Virgin Islands and our intermediate holding company;

•	“Studio City Holdings Two” refers to Studio City Holdings Two Limited, a company incorporated in the British Virgin Islands and our subsidiary;

•	“Studio City Hotels” refers to Studio City Hotels Limited, a company incorporated under the laws of Macau and a subsidiary of Studio City Holdings Two;

•	“Studio City Investments” refers to Studio City Investments Limited, a company incorporated in the British Virgin Islands and our subsidiary;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) and consisting of a term loan facility and a revolving credit facility;

•	“Studio City Project” or the “Project” refers to the first phase of our project to develop the Studio City site into a large-scale integrated leisure resort called “Studio City” combining luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio);

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2014 and 2013 and as of December 31, 2014 and 2013.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a high-growth market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) the number of gaming tables ultimately allocated to us by the applicable regulators, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2014 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7531 to US$1.00. On April 2, 2015, the noon buying rate was HK$7.7525 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP 8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flows information are derived from our audited consolidated financial statements for the year ended December 31, 2014 and 2013 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period, particularly as the Studio City Project is still in the development stage.

	Year Ended December 31,
	2014	2013
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS:
OPERATING REVENUE
Other revenue	$1,767	$1,093

OPERATING COSTS AND EXPENSES
General and administrative	(3,161)	(2,097)
Amortization of land use right	(12,104)	(12,104)
Depreciation and amortization	(26)	—
Pre-opening costs	(14,951)	(2,856)

Total operating costs and expenses	(30,242)	(17,057)

OPERATING LOSS	(28,475)	(15,964)

NON-OPERATING INCOME (EXPENSES)
Interest income	4,707	86
Interest expenses, net of capitalized interest	(17,106)	(40,129)
Amortization of deferred financing costs	(10,669)	(1,530)
Loan commitment fees	(15,153)	(23,190)
Foreign exchange loss, net	(2,178)	(661)

Total non-operating expenses, net	(40,399)	(65,424)

NET LOSS	$(68,874)	$(81,388)

	As of December 31,
	2014	2013
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS:
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,161	$—
Restricted cash	1,368,390	670,555
Amounts due from affiliated companies	3,874	1,812
Amount due from an intermediate holding company	82	—
Prepaid expenses and other current assets	2,999	3,922

Total current assets	1,378,506	676,289

PROPERTY AND EQUIPMENT, NET	1,629,803	722,344
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	80,687	231,268
RESTRICTED CASH	50,064	98,370
DEFERRED FINANCING COSTS, NET	85,195	15,129
LAND USE RIGHT, NET	142,227	154,331

TOTAL ASSETS	$3,366,482	$1,897,731

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$139,223	$113,138
Amounts due to affiliated companies	3,730	102
Amount due to ultimate holding company	337	427

Total current liabilities	143,290	113,667

LONG-TERM DEBT	2,120,689	825,000
ADVANCE FROM IMMEDIATE HOLDING COMPANY	942,779	743,239
OTHER LONG-TERM LIABILITIES	57,846	20,678
LAND USE RIGHT PAYABLE	—	24,376
SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	298,596	298,596
Accumulated other comprehensive losses	(84)	(65)

Accumulated losses	(196,634)	(127,760)
Total shareholder’s equity	101,878	170,771

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$3,366,482	$1,897,731

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of December 31, 2014 and December 31, 2013, 1 share of US$1 par value per share was issued and fully paid.

	Year Ended December 31,
	2014	2013
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash used in operating activities	$(43,519)	$(65,041)
Net cash used in investing activities	(1,443,077)	(530,114)
Net cash provided by financing activities	1,489,757	595,155

Net increase in cash and cash equivalents	3,161	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$3,161	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the year ended December 31, 2014 and 2013 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

SCI is 60%-owned by MCE, which is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. On July 27, 2011, MCE, through its subsidiary, MCE Cotai, acquired a 60% equity interest in SCI, the developer, owner and operator of Studio City. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in the third quarter of 2015. Studio City, upon completion, will include gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the attention of visitors to Macau, especially from the mass market segment, with its destination theming, unique and innovative interactive attractions, including Asia’s highest ferris wheel, a Warner Bros.-themed family entertainment center in an area of approximately 40,000 square feet, a TV broadcast studio, the world’s first Batman film franchise digital ride, a 5,000-seat multi-purpose live performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and “The Boulevard”, which will comprise approximately 350,000 square feet of themed and innovative retail space.

Factors Affecting Our Current and Future Operating Results

Our historical operating results will not be indicative of future operating results because activities previously undertaken were related to our early development stage and our planned future activities include the construction, development and operation of the Studio City Project. Until the Studio City Project commences commercial operations in the third quarter of 2015, we will still be in the development stage and we do not expect to generate any revenue other than bank interest income from accounts in which the proceeds from the Studio City Notes, the Studio City Project Facility and other sources will be deposited. During construction, we will have substantial payment obligations relating to the design, development, construction, equipping, financing and opening of the Studio City Project pursuant to certain agreements. See “— Indebtedness and Capital Contributions — Long-term Indebtedness and Contractual Obligations.”

Following the opening of the Studio City Project, we expect to derive a majority of revenues from the Studio City Casino’s gaming operations and our remaining revenues from other operations of the Studio City Project, including the hotel, food and beverage, retail and entertainment. We expect the Studio City Casino’s gaming operations to be the primary contributor to our earnings. Following the opening of the Studio City Casino, the expenses incurred will be significantly different than those incurred during the development period.

Our expenses will relate primarily to the operation of the Studio City Project. We anticipate the operating costs will be primarily related to the payment of the Studio City Project’s (including the Studio City Casino’s) payroll, benefits and related costs of employment, gaming taxes, management fees, complementary offers and other customer incentives, daily fees and licensing fees for certain gaming equipment, costs of goods sold for food and beverage and retail operations, utility costs and other facility-related costs, including maintenance and supplies, marketing related expenses including advertising and promotion, accounting, legal, administrative and other professional and consulting services, insurance premiums, recurring fees for information systems, expenses for security, surveillance, custodial and other departments and corporate expenses.

Our operating expenses will also include amortization of land use right and depreciation and amortization of assets. We expect that non-operating income (expenses) will include interest (including interest rate hedging) income and expenses, amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income and as we are currently subject to Macau complementary tax, this may result in income tax credits (expenses).

Set out below is a discussion of the most significant factors that we expect may affect our results and financial condition in future periods during the development stage and/or after the Studio City Project commences operations. Factors other than those set forth below could also have significant impact on the results of operations and financial condition in the future.

Construction and Operation of the Studio City Project

Our results of operations are, and will continue to be, significantly affected by the ongoing development, construction and eventual opening of the Studio City Project. We have incurred and expect to continue to incur significant expenses in relation to the construction of the Studio City Project, such as the payments due to various contractors in connection with the design, development and opening of the Studio City Project and payment of principal and interest on borrowings under the Studio City Project Facility. Also, our costs may be affected by volatility in the labor costs and price of construction materials such as steel and cement, which are subject to market forces. We also expect to incur significant pre-opening expenses, such as employee training and advertising costs, and when the Studio City Project commences operations, we will begin to record revenues and operating expenses in relation to Studio City Project’s operations. In addition, we may incur higher amortization and interest charges in relation to higher construction costs if Studio City Project’s opening is delayed.

Access to and Cost of Financing

Our ability to obtain financing, as well as the cost of such financing, affects our business. Although we currently expect all of our estimated expenses for the development and construction of the Studio City Project will be sufficiently funded by the Studio City Notes and the Studio City Project Facility and through the receipt of equity contributions and/or subordinated loans from our shareholders, a number of factors may cause us to seek additional financing for the ongoing construction and operations of the Studio City Project. Our ability to access such additional financing is subject to a variety of factors, including interest rates and other funding costs and market conditions. Any lack of access or higher costs in relation to additional financing that we may require could negatively impact our plans to complete, operate, expand and develop the Studio City Project.

Additional Development

We will develop the remaining land covered by the Land Grant, and are currently examining options for the Additional Development. The Additional Development is expected to include additional luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity. Such project will require additional financing (which has not been obtained or committed as of the date of this annual report). To the extent that any of these plans are finalized, the associated costs of such project will have a material effect on our financial condition, including the amount of our indebtedness and results of operations.

Gaming and Leisure Market in Macau

Studio City Project’s business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, as well as the ability to compete effectively against Studio City Project’s existing and future competitors for market share. The levels of tourism and overall leisure activity in Macau are expected to be key drivers of our business. We believe that visitation and gaming revenue for the Macau market have been, and will continue to be, driven by a combination of factors, including the PRC central and Macau government’s development plans for the region, including improved infrastructure and development of Hengqin Island, Macau’s proximity to major Asian population centers; and the level of restrictions on travel to Macau from China. However, the restrictions that govern Chinese citizens’ ability to take larger sums of foreign currency out of China when they travel and the recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending.

Ability to Attract and Retain Key Customers and Maintain Relationships with Gaming Promoters

Studio City Casino’s operating performance will be influenced by the ability to attract and retain key customers and gaming promoters, which will directly impact the results of operations and cash flow. Studio City Casino’s ability to attract mass market and premium direct rolling chip customers through, among other things, the marketing strategies will impact a significant portion of our gaming revenues and profitability. Studio City Casino will likely rely on gaming promoters to source and, in most cases, provide credit to the majority of our rolling chip customers, which in turn will likely contribute a substantial portion of gaming revenues. Further, the commission structure arrangements to be agreed with gaming promoters may materially impact the gaming expenses.

Taxes

Companies in Macau are, generally, subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws. In addition, Concessionaires and Subconcessionaires are currently subject to a 35% special gaming tax as well as other levies of up to 4% under the relevant concession or subconcession contract and may benefit from a corporate tax holiday on their gaming revenues.

Melco Crown Macau benefits from such corporate tax holiday which expires at the end of 2016. In addition, in 2014 the Macau government accepted an application by one of our subsidiaries in Macau for a corporate tax exemption through 2016 on amounts transferred to it by Melco Crown Macau, to the extent that such amounts result from gaming operations within Studio City and have been subject to gaming tax. The Macau government clarified that share dividends payment by such subsidiary would continue to be subject to complementary tax. However, there can be no assurances that the corporate tax holiday benefits will be extended beyond the applicable expiration date.

We intend for our subsidiary, Studio City Hotels, to apply for a declaration of utility purpose pursuant to which Studio City Hotels would be entitled to a property tax holiday for a period of 12 years on any immovable property it owns. Under such tax holiday, Studio City Hotels would also be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of Macau complementary tax and to apply for a vehicle tax holiday on specific vehicles purchased. However, there can be no assurances that such tax benefits will be granted to Studio City Hotels or, if granted, when such benefits will be effective.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends, the prevailing regulatory environment and outside sources, that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Construction in Progress and Other Long-lived Assets

During the construction and development stage of our integrated entertainment, retail and gaming resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations and resort facilities, are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated entertainment, retail and gaming resort facilities are completed and opened.

Other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of assets are periodically reviewed, including when changes in our business and the operating environment could result in a change in our use of those assets.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated lease term of the land on a straight-line basis. The expiry date of the lease of the land use right of Studio City is October 2026. The maximum useful life of assets at Studio City is therefore deemed to be the remaining life of the land concession contract. The amortization of land use right is recognized from the date construction commences. We will evaluate whether the term of the land concession contract is to be extended when it is probable that definitive registration will be obtained prior to the end of the land grant term.

Costs of repairs and maintenance are charged to expense when incurred.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

We are currently in the development stage, and as a result there is no revenue and cash provided by our intended operations. Accordingly, the activities reflected in our consolidated statements of operations mainly relate to general and administrative expenses, amortization of land use right, interest expenses, amortization of deferred financing costs, loan commitment fees and pre-opening costs. Consequently, we have incurred losses to date and expect these losses to continue to increase until we commence commercial operations with the planned opening of the Studio City Project in the third quarter of 2015.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

For the year ended December 31, 2014, we had a net loss of US$68.9 million, a decrease of US$12.5 million from a net loss of US$81.4 million for the year ended December 31, 2013, primarily due to higher interest capitalization upon our continuous development on Studio City, higher interest income and lower loan commitment fees, partially offset by higher interest expenses and amortization of deferred financing costs arising from the drawdown of the entire term loan facility under the Studio City Project Facility on July 28, 2014 and an increase in pre-opening costs.

Amortization of land use right expenses were US$12.1 million for each of the years ended December 31, 2014 and 2013.

Pre-opening costs in 2014 were US$15.0 million, compared to US$2.9 million incurred in 2013. The increase in pre-opening costs of US$12.1 million was primarily due to an increase in management fee, payroll costs and the consultancy fee in connection with the start-up operations of Studio City incurred for the year ended December 31, 2014.

Interest expenses (net of capitalized interest of US$81.3 million) for the year ended December 31, 2014 were US$17.1 million, compared to US$40.1 million (net of capitalized interest of US$35.3 million) for the year ended December 31, 2013. The decrease in net interest expenses (net of capitalized interest) of US$23.0 million was primarily due to a higher interest capitalization of US$46.1 million associated with the Studio City construction and development projects, partially offset by an increase in interest expenses of US$26.3 million upon our drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Amortization of deferred financing costs for the year ended December 31, 2014 was associated with the drawdown in full in July 2014 of the term loan facility under the Studio City Project Facility and the Studio City Notes issued in November 2012, totaling US$10.7 million. Amortization of deferred financing costs for the year ended December 31, 2013 was associated with the Studio City Notes issued in November 2012 and amounted to US$1.5 million.

Loan commitment fees associated with the Studio City Project Facility were payable from January 2013 and amounted to US$15.2 million and US$23.2 million for the year ended December 31, 2014 and 2013, respectively. The decrease in the amount of fees payable resulted from the drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of the Studio City Project. As a development stage company relying on such financing sources, our working capital balance may be negative from time to time as the source of funds will be from long-term debt while our liabilities are current. In addition, we expect our cash outflow to increase as we will have substantial payment obligations relating to various development capital expenditure, pre-opening and working capital expenses and debt financing obligations during the construction period.

As of December 31, 2014, a total of US$1,280 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2014	2013
	(In thousands of US$)
Net cash used in operating activities	$(43,519)	$(65,041)
Net cash used in investing activities.	(1,443,077)	(530,114)
Net cash provided by financing activities.	1,489,757	595,155

Net increase in cash and cash equivalents	3,161	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$3,161	$—

Operating Activities

We are currently developing the Studio City Project, and therefore there was no revenue and cash generated from our intended operations during the periods reported herein. Net cash used in operating activities during the presented periods in this annual report mainly represents general and administrative expenses, pre-opening costs and commitment fees associated with the Studio City Project Facility paid during the year. For the years ended December 31, 2014 and 2013, net cash used in operating activities were US$43.5 million and US$65.0 million respectively. The decrease in net cash used in operating activities was primarily due to the increase in interest capitalization.

Investing Activities

Net cash used in investing activities was US$1,443.1 million for the year ended December 31, 2014, as compared to US$530.1 million for the year ended December 31, 2013, primarily due to capital expenditure payment of US$686.2 million, increase in restricted cash of US$649.5 million, advance payments and deposits for acquisition of property and equipment of US$60.4 million and land use right payment of US$47.0 million.

The increase in restricted cash of US$649.5 million for the year ended December 31, 2014 resulted primarily from the drawdown of the term loan facility under the Studio City Project Facility on July 28, 2014 of US$1,295.7 million and the transfer of funds from Studio City Holdings, our immediate holding company, of US$199.5 million as described below, partially offset by the withdrawal and payment of Project Costs and interest of US$845.7 million for the year ended December 31, 2014 from bank accounts that are restricted for Project Costs in accordance with the terms of the Studio City Notes and the Studio City Project Facility.

Net cash used in investing activities was US$530.1 million for the year ended December 31, 2013, primarily due to capital expenditure payment of US$433.5 million, advance payments for construction of US$150.1 million and land use right payment of US$44.7 million, partially offset by the decrease in restricted cash of US$98.2 million.

The decrease in restricted cash of US$98.2 million was primarily due to withdrawal and payment of Project Costs of US$680.3 million and payment of Studio City Notes interest of US$71.1 million during the year ended December 31, 2013 from bank accounts that are restricted for the Studio City Project Facility, partially offset by the funds transfer from Studio City Holdings, our immediate holding company, of US$653.2 million as described below.

Financing Activities

Net cash provided by financing activities was US$1,489.8 million for the year ended December 31, 2014, primarily from the drawdown of the term loan facility under the Studio City Project Facility on July 28, 2014 of US$1,295.7 million and advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$199.5 million. The advances from Studio City Holdings of US$199.5 million were sourced through capital injections from MCE Cotai and New Cotai, shareholders of SCI. These were offset in part by the payment of debt issuance costs associated with the Studio City Notes and the Studio City Project Facility in an aggregate amount of US$5.5 million.

Net cash provided by financing activities was US$595.2 million for the year ended December 31, 2013, primarily from the advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$653.2 million. The advances from Studio City Holdings of US$653.2 million were sourced through capital injections from MCE Cotai and New Cotai, shareholders of SCI. These were offset in part by the prepaid debt issuance costs of US$56.4 million associated with the Studio City Project Facility and payment of debt issuance cost associated with Studio City Notes of US$1.6 million.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness as of December 31, 2014:

As of December 31, 2014
(in thousands of US$)
Studio City Project Facility	$1,295,689
Studio City Notes	$825,000

$2,120,689

Except for the drawdown of the term loan facility under the Studio City Project Facility of US$1.3 billion in July 2014, there was no other change in our indebtedness during the year ended December 31, 2014.

Under the Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we drew down the entire term loan facility under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. Certain proceeds of the term loan facility (which has been fully drawn) have been placed in a disbursement account, which is secured in favor of the security agent for the facility, and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement. Certain proceeds of the Studio City Notes have also been placed in reserved accounts, which are secured in favor of the collateral agent for the Studio City Notes, and may be withdrawn to pay the interests payable under the Studio City Notes, subject to the satisfaction of conditions and requirements as specified by the relevant security documents.

For the purpose of financing the Studio City Project, we issued the US$825.0 million Studio City Notes and drew down the term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this annual report, MCE Cotai and New Cotai, shareholders of SCI, have contributed US$1,250.0 million (which amount includes the completion guarantee support cash of US$225.0 million (part of which had been earmarked to partially fund the construction budget increased in June 2014) provided under the Studio City Project Facility) to the Studio City Project and US$30 million for the initial design works for the Additional Development in accordance with the Shareholders Agreement.

For further details of the above indebtedness, please also refer to note 7 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “— Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “— Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2014.

	Payments Due by Period
	Less than			More than
	1 year	1–3 years	3–5 years	5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
Studio City Project Facility	$—	$311.0	$984.7	$—	$1,295.7
Studio City Notes	—	—	—	825.0	825.0
Fixed interest payments	70.1	140.3	140.3	64.3	415.0
Variable interest payments(2)	61.3	109.8	3.4	—	174.5
Construction costs and property and equipment retention payables	—	55.9	—	—	55.9
Other contractual commitments:
Government annual land use fees(3)	0.5	1.0	1.9	7.7	11.1
Fixed interest on land premium(3)	0.6	—	—	—	0.6
Construction, plant and equipment acquisition commitments(4)	560.1	—	—	—	560.1

Total contractual obligations	$692.6	$618.0	$1,130.3	$897.0	$3,337.9

(1)	See note 7 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	Amounts for all periods represent our estimated future interest payments on our debt facility based upon amounts outstanding and HIBOR as at December 31, 2014 plus the applicable interest rate spread in accordance with the debt agreement. Actual rates will vary.
(3)	The land concession from the Macau government for the Studio City site, for a 25-year term from October 17, 2001, is renewable for further consecutive periods of ten years each until December 19, 2049. Renewal of the land concession is subject to obtaining approvals from the Macau government. See “Business” for further details of the land concession obligation.
(4)	See note 14(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.

Off-Balance Sheet Arrangements

Except as disclosed in note 14(c) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2014, the legal reserve was nil and no reserve was set aside during the year ended December 31, 2014.

Restrictions on Distributions

The indenture governing the Studio City Notes and the agreement for the Studio City Project Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by our company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2014, we are subject to fluctuations in HIBOR as a result of the Studio City Project Facility. In addition, we entered into interest rate swaps in connection with a portion of our drawdown of the term loan facility under the Studio City Project Facility in accordance with our obligations under the Studio City Project Facility. As of December 31, 2014, we had five interest rate swap agreements with a total nominal amount of HK$1,867,199,900 (equivalent to approximately US$240.0 million) that expired in March 2015. In March 2015, we entered into another five interest rate swap agreements with a total nominal amount of HK$1,867,199,800 (equivalent to approximately US$240.0 million) that will expire in September 2015.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2014 and 2013, approximately 39% and 100% (respectively) of our total indebtedness was subject to interest at a fixed rate. Based on December 31, 2014 indebtedness and interest rate swap levels, an assumed 1% increase or decrease in HIBOR would cause our annual interest cost to increase or decrease by approximately US$10.6 million.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations, our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollars. The H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau. A significant portion of our indebtedness, as a result of the Studio City Notes, is denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. In addition, the Studio City Project Facility is denominated in H.K. dollars, and the costs associated with servicing and repaying such debt will be denominated in H.K. dollars. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. The exchange rates between these currencies have remained relatively stable over the past several years, resulting in minimal foreign exchange exposure for us. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions. Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2014, an assumed 1% change in the exchange rates between currencies other than U.S dollars against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.0 million for the year ended December 31, 2014. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2014 included U.S. dollars, H.K. dollars and Patacas. Based on the cash and bank balances as of December 31, 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$13.1 million for the year ended December 31, 2014.

BUSINESS

Overview

We are a subsidiary of SCI, which is 60%-owned by MCE, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. On July 27, 2011, MCE, through its subsidiary, MCE Cotai, acquired a 60% interest in SCI from an affiliate of eSun Holdings Limited, an independent third party. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai.

We are developing the Studio City Project to be a cinematically-themed integrated entertainment, retail and gaming resort, designed to deliver a unique entertainment proposition to visitors to Macau. We also expect the Studio City Project to capture the attention of visitors to Macau, especially from the mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus. In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

The gaming areas of Studio City will be operated by Melco Crown Macau pursuant to the services agreement entered into with our subsidiary, Studio City Entertainment.

The design of the Studio City Project is substantially complete. The foundation works were completed in mid-2013 and the superstructure works are well under way. The Studio City Project is expected to include a luxury hotel (which we intend to operate under our own branding) and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio). The Studio City Project is currently targeted to open in the third quarter of 2015. Our plan for the Additional Development of the Studio City site, which is expected to include additional luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity, is currently under review and remains subject to change.

Total construction and design costs for the Studio City Project, excluding the cost of land, capitalized interest and pre-opening expenses, are currently budgeted at approximately US$2.3 billion. As of December 31, 2014, we had incurred capital expenditure for construction in progress of approximately US$1.5 billion for the development of the Studio City Project. Other than utilizing equity contributions by and/ or subordinated loans from our shareholders, we have entered into financing arrangements for the Studio City Project, namely the Studio City Notes and the Studio City Project Facility.

Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau. Studio City has an approved gross construction area of 707,078 square meters (equivalent to approximately 7.6 million square feet).

We engaged Gary Goddard Entertainment as our master plan designer for the Studio City Project. In addition, we engaged several major internationally recognized consultants for the architectural, building services and structural design works, as well as for hotel interior design and planning and management of the retail area of the Studio City Project.

By the end of 2014, the design of the Project was complete and procurement of all trades was complete except for a few fit-out packages in the retail area and for a few attractions. We have entered into direct contracts with world renowned companies to construct and manage the construction of themed entertainment facilities including Asia’s highest ferris wheel attraction, the “Flying Theatre”, and magic themed entertainment.

Competitive Strengths

Optimal location

Studio City is located in Cotai, an area that has become the key growth driver for Macau, where major gaming operators intend to develop further integrated resorts. Branded as “Where Cotai Begins”, Studio City is strategically located directly adjacent to the Lotus Bridge immigration checkpoint and is located along one of the planned Cotai hotel-casino resort stops on the Macau Light Rail Transit line. Studio City Project’s close proximity to these two key entry and transit points is a key competitive advantage, likely making the property one of the first stops for a large number of visitors from Mainland China to Cotai. We believe that Studio City’s location as the first hotel-casino resort stop in Cotai is important in driving mass market visitation, enabling the property to capture a meaningful share of these customers’ spending.

Furthermore, we expect that Studio City’s location and Studio City Casino’s complementary mass market focus will enable significant cross-marketing and cross-promotional opportunities with MCE’s City of Dreams integrated resort, which focuses on the VIP and premium end of the market and is located only minutes by car and two stations away on a proposed light rail from Studio City.

In addition, we believe that the planned development of Hengqin Island, China, will substantially increase traffic flow over time through the Lotus Bridge immigration checkpoint, further enhancing Studio City’s access to its core mainland Chinese target market.

Innovative property with a focus on non-gaming entertainment attractions

We anticipate that the Studio City Project’s unique design, including its striking and iconic exterior, will enhance the appeal of the property, particularly to the mass market segment, and help capture visitors entering Macau via the Lotus Bridge.

We believe that our focus on non-gaming entertainment attractions will differentiate the Studio City Project from existing Macau resort offerings, which currently place a higher emphasis on gaming, retail and/or meeting, incentives, convention and exhibition offerings. The cinematically-themed entertainment offerings are expected to include regional pop artist concerts, Asia’s highest ferris wheel attraction, a “Flying Theatre”, magic themed entertainment as well as several other interactive rides and attractions, including a 5,000 seat multi-purpose entertainment studio, designed to cater to a broad range of customer ages, tastes and preferences.

The Studio City Project will also offer numerous casual and fine dining restaurants and bars, as well as other food and beverage outlets.

Significant Macau operational experience of our controlling shareholder

Our shareholder, MCE and its subsidiary, Melco Crown Macau, which will operate the Studio City Casino, have successfully developed and are currently operating two major Macau based casino operations, City of Dreams and Altira Macau, illustrating a thorough understanding and knowledge of the Macau gaming industry, including customer needs and preferences, regulatory processes and approvals, and the current and future competitive landscape.

We expect to leverage our relationship with MCE to maximize economies of scale through cost saving initiatives, including the centralization of shared services and support functions, such as legal services, information technology, human resources, supply chain logistics, sales and marketing, warehousing, strategic sourcing and transportation.

We believe that one of our strengths is the combined expertise of our shareholder, MCE, and Melco and Crown, major shareholders of MCE, both of which are represented on the board of directors of SCI, our parent. Melco has an established reputation and a broad network of business relationships in Macau, Hong Kong and elsewhere in other countries, and was one of the first companies to tap the rapidly growing leisure, gaming and entertainment market in Macau. Crown is one of Australia’s largest entertainment groups and is an experienced gaming company. We believe that successfully leveraging MCE’s operational experience should minimize the Studio City Project’s ramp up period after its initial opening.

Ability to leverage an established customer and international sales network and loyalty programs

We expect to leverage our relationship with MCE, which has extensive customer and sales network in Asia, as well as its well-developed and recognized customer hosting and loyalty programs, in order to build and develop our own customer base and drive visitation for the Studio City Project to achieve revenue growth. We also expect to leverage our relationship with MCE to capitalize on strategic revenue growth opportunities, including joint marketing and sales campaigns, as well as enticements at MCE properties to visit the Studio City Project and vice versa, and multi-location gaming machine jackpots.

Premier development team

Our core project management team and board of directors of SCI include various individuals with significant experience in developing multi-billion dollar integrated resort projects. These individuals have extensive experience developing integrated resorts with total construction costs of over US$10 billion. Marquee integrated resorts that they have been involved in include: Altira Macau, City of Dreams, MGM Las Vegas, Venetian Macau, Cosmopolitan Las Vegas and Marina Bay Sands Singapore.

Strong shareholder support and significant equity investment

As of the date of this annual report, MCE Cotai and New Cotai, shareholders of SCI, contributed a total of US$1,250 million to the Studio City Project (and US$30 million for the initial design works for the Additional Development) in accordance with the Shareholders Agreement. Out of the contribution of US$1,250 million, US$225 million was deployed as completion support (part of which had been earmarked to partially fund the construction costs increased in June 2014) in the form of cash collateral with lenders of the Studio City Project Facility. We believe that the significant equity investment of our shareholders provides us with a prudent capital structure.

Our Strategies

Differentiate the integrated resort with significant non-gaming attractions

The cinematically-themed integrated entertainment, retail and gaming resort Studio City is expected to be differentiated from existing hotel-casino integrated resorts through its destination theming, unique array of entertainment and innovative interactive attractions, which will cater to a broad range of customers in Macau and help drive diversification of the Macau economy. At the forefront of Asia’s next generation of immersive, world-leading, entertainment-driven gaming and leisure destination experiences, Studio City will offer a wide range of stunning attractions, such as Asia’s highest ferris wheel embedded in the façade of the hotel tower; “Batman Dark Flight”, the world’s first Batman film franchise digital ride; “Warner Bros. Fun Zone”, a large-scale family entertainment center enlivened by DC Comics and Warner Bros. characters; a TV broadcast studio, a 5,000-seat multi-purpose live performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and “The Boulevard”, which will comprise approximately 350,000 square feet of themed and innovative retail space.

Focus on the higher margin mass market customer segment

The Studio City Project aims to be a mass market focused integrated resort. Studio City Casino intends to favor the mass market segment in Macau, given the typically higher operating margins and higher expected growth rates, when compared to the rolling chip segment. Incremental costs associated with the VIP rolling chip segment, compared to the mass market segment, include gaming promoter commissions and higher customer incentives. Mass market customers will be targeted by leveraging the Studio City Project’s diversified entertainment attractions, strategic marketing and promotional campaigns, as well as through a unique and tiered customer loyalty program, which will cater to a wide range of customers.

The mass market segment is relatively more stable than the VIP rolling chip segment. During the global financial crisis in 2008 and 2009, Macau’s quarterly mass market growth remained positive despite the significant disruptions to global markets and weak global economic conditions.

Develop comprehensive marketing and customer loyalty programs

We expect to coordinate the marketing efforts for the Studio City Project with our shareholder MCE, enabling substantial cost and revenue synergies, including, among other things, joint marketing and promotional campaigns. We intend to build up an extensive sales reach throughout our core target markets, including China and Hong Kong, ensuring that we strategically target our intended customer base and increase visitation and brand recognition.

We expect that the Studio City Casino will develop strong customer loyalty programs, tailored to attract and retain key customers, with a tiered loyalty approach ensuring each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. We anticipate that the Studio City Casino will participate in cross marketing and sales campaigns developed by Melco Crown Macau as well as participate in customer loyalty strategies, which we believe will minimize the Studio City Project’s ramp up period, reduce marketing costs through scale synergies and maximize cross-revenue opportunities through complementary marketing programs and campaigns.

Create a first class customer experience

We aim to provide Studio City’s customers with a high quality experience through Studio City’s product offering and service quality. We believe Studio City’s variety of gaming and non-gaming attractions will provide customers with a superior overall entertainment experience. We expect customers to be able to dine and shop and enjoy the various interactive rides and attractions while also being able to play table games and gaming machines, all without leaving our property. We believe that by leveraging MCE’s operational expertise, we will be able to provide superior customer service. For example, the Studio City Project will have access to MCE’s experienced management team and service staff and will be able to share in the extensive training and hiring programs designed by MCE.

Studio City Project

Our current plan is to develop the Studio City Project into a large-scale cinematically-themed integrated resort, consisting of a luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio).

Development of the Studio City Project

The following information describes our plans for the development of the Studio City Project as of the date of this annual report. As we are continually reviewing and developing our project plans, the following description is subject to further revision and change.

Hotel and Gaming Capacity

The gross construction area for the Studio City Project is approximately 5.2 million square feet (equivalent to approximately 477,336 square meters). It is anticipated that the Studio City Project will include a high rise structure accommodating self-managed luxury hotel facilities with approximately 1,600 rooms and gaming facilities.

Retail

It is anticipated that the retail space will be located on the lower podium of an integrated superstructure. The total retail gross construction area of approximately 0.39 million square feet (equivalent to approximately 36,000 square meters) is available for the Studio City Project with net leasable area of approximately 0.24 million square feet (equivalent to approximately 22,000 square meters). The retail mall is expected to showcase a variety of shops, and food and beverage offerings.

Entertainment

At the forefront of Asia’s next generation of immersive, world-leading, entertainment-driven gaming and leisure destination experiences, Studio City will offer a wide range of stunning attractions, such as Asia’s highest ferris wheel, embedded in the façade of the hotel tower; “Batman Dark Flight”, the world’s first Batman film franchise digital ride; “Warner Bros. Fun Zone”, a large-scale family entertainment center enlivened by DC Comics and Warner Bros. characters; a TV broadcast studio, a 5,000-seat multi-purpose live performance arena and a live magic venue.

Design and Procurement Status

We engaged Gary Goddard Entertainment as our master plan designer for the Project. In addition, we have engaged the following major internationally recognized consultants for the architectural, building services and structural design works:

Executive Architect — Leigh and Orange Limited

Building Services — Meinhardt (Macau) Limited

Structural — AECOM Macau Company Limited

Hotel interior design — LTW Designworks Pte. Ltd

Retail Area Planning and Management — Taubman Asia

By the end of 2014, the design of the Project was complete and procurement of all trades was complete except for a few fit-out packages in the retail area and for a few attractions. As of the date of this report, procurement for the attractions was completed.

In addition, we have entered into direct contracts with world renowned companies to construct and manage the construction of themed entertainment facilities including the Asia’s highest ferris wheel attraction, the “Flying Theatre”, magic themed entertainment and a family entertainment centre.

Construction Status

Foundation works were completed in mid-2013 by Paul Y Construction, the foundations contractor. We engaged, through competitive tendering, Paul Y Construction and Yau Lee Construction as a joint venture to carry out and complete the main contract works for the Project. As of the date of this report, the construction of the Project is well under way with the reinforced concrete structure works have been completed, and fitting out of the Project is well advanced. Mechanical, electrical and plumbing works are almost complete.

Targeted Customers

The Studio City Project is expected to focus on targeting the mass market segment (non-VIP), consisting of individuals who are expected to appreciate the broad leisure and entertainment offerings featured at the Studio City Project, including interactive attractions and rides, together with significant retail and food & beverage venues. The Studio City Casino will also cater to the VIP and premium segments, which typically attract wealthy high-end patrons who seek the excitement of high stakes gaming.

The primary target market is expected to be the mid-to-high income population who are both avid players and frequent visitors, with a particular focus on the adjacent Guangdong market and the rest of Greater China. The broader Asian region will serve as secondary and tertiary target markets.

Location and description of the Land Grant

Studio City is to be developed in Cotai as an integrated resort development project under a land grant concession granted by way of lease for the site.

The Studio City site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and is strategically adjacent to a projected light rail station and Lotus Bridge immigration checkpoint, “Where Cotai Begins” which connects Macau to Hengqin Island, PRC. The Studio City Project entrance will be approximately one minute’s walk from the immigration checkpoint and will be interconnected to the property via an overhead sheltered pedestrian walkway. This direct access from key entry and transit points for Macau visitors will allow Studio City to become the natural first stop in Macau and likely benefit from the largest share of spending from these customers. In addition, the Studio City Project’s architecturally striking and iconic exterior will be highly visible and prominent in a prime location, helping to generate significant foot traffic.

Studio City has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.2 million square feet (equivalent to approximately 477,336 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP1,230.0 million (equivalent to approximately US$153.5 million) was paid as of December 31, 2014, and the remaining MOP195.3 million (equivalent to approximately US$24.4 million), bearing interest at 5% per annum was paid in January 2015. Under the Studio City land concession contract, Studio City Developments has provided guarantees in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended in 2012, permits Studio City Developments to build a complex comprising a luxury hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

Shared Services and Management

We intend to share certain resources and services with MCE and certain of its affiliates or subsidiaries, including senior management services, marketing capabilities, operations, supply chain logistics, warehousing and strategic sourcing, transportation, legal and compliance services, certain finance processes, information technology, human resources services and other customarily centralized corporate functions.

We believe that the use of shared resources and services with MCE and certain of its affiliates or subsidiaries will provide us with synergy opportunities through leveraging MCE’s extensive Macau experience, utilizing MCE’s existing marketing capabilities, realizing cost efficiencies and economies of scale by centralizing support functions and leveraging MCE’s management structure and experience, support service, infrastructure and sales network.

We plan to maximize scale opportunities between MCE and the Studio City Project in a mutually beneficial manner. It is expected that MCE will be reimbursed for all reasonable costs incurred in connection with the design, development, construction, equipping, supply, installation, testing, commissioning, opening and operation of the Studio City Project. Such costs may include services or goods provided by MCE related entities on prices and terms that are competitive with the prices and terms of goods or services of equal quality available from third parties as evidenced by third party quotes or tenders for service where appropriate.

Advertising and Marketing

Closer to the opening of the Studio City Project and/or once it becomes operational, we plan to seek to attract customers to the Studio City Project and to grow our customer base over time by implementing and undertaking various advertising and marketing activities, which may include utilizing local and regional media for publicity, cultivating good public relations, employing different forms of advertising, offering promotions and entertainment options to customers and hosting special events.

Additional Development

We will develop the remaining land covered by the Land Grant and expect it to include additional luxury hotel and related facilities, retail, entertainment and gaming expansion capacity. Our plan for the Additional Development is under review and remains subject to change.

Competition

Macau Gaming Market

We believe that the gaming market in Macau is and will continue to be intensely competitive. Competitors of the Studio City Project in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties as compared to the Studio City Project.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: Sociedade de Jogos de Macau, S.A. (“SJM”), which is a company listed on the HKSE in which Mr. Lawrence Ho, the co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Resorts (Macau) S.A. (“Wynn Macau”), a subsidiary of Wynn Resorts Ltd.; and Galaxy Casino, S.A. (“Galaxy”), a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau, S.A. (“VML”), a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has begun construction of its new casino in Cotai which is due to open in 2017.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in the first half of 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and has announced the opening of Phase 2 of the Galaxy Macau Resort in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. has announced proposals for the development of an additional hotel tower at Sands Cotai Central in Cotai, and the opening of the Parisian in Cotai in 2016.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction of this additional project, which is scheduled to open in 2016, in February 2013.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities.

According to the DICJ, the number of gaming tables in Macau as of December 31, 2014 was 5,711. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such changes in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Other Regional Markets

The Studio City Project may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will also face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with MCE Leisure (Philippines) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of MCE, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010.

Employees

All of our corporate and administrative functions as well as non-gaming activities will be administered by staff of MCE or its affiliates, subsidiaries or designees. Melco Crown Macau will be responsible for the operation of the Studio City Casino facilities, including hiring, employing, training and supervising casino personnel, including in the pre-opening phase of the Studio City Project, and we will reimburse Melco Crown Macau for all of the costs in connection with its operation of the Studio City Casino, including employee costs.

In early 2015, Melco Crown Macau completed a major recruitment exercise, both in Macau and elsewhere, providing internal development opportunities, transferring skilled employees from other business units and recruiting executives, managers and operational employees with suitable industry experience for the Studio City Casino. Melco Crown Macau will manage all training and employment related matters for employees that have been deployed at the Studio City Casino, to ensure that operational requirements are consistently met and have been put into place for a successful opening.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks and “Where Cotai Begins” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with the Studio City Project. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for the Studio City Project. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration. Our inability to renew the registration of certain trademarks and the loss of such trademarks could have an adverse effect on our business, financial condition, results of operations and cash flows once the Studio City Project is operational.

Insurance

We intend to obtain insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. During the period in which the Studio City Project is being built, we maintain third party liability (including accidental pollution liability), workers compensation and contractor’s all risks insurances. We also require our general contractors to maintain certain insurances.

Following the opening of the Studio City Project, we intend to maintain commercial general liability (including accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also intend to require certain contractors who may perform work on the Studio City Project, as well as other vendors, to maintain certain insurances. In each case, we expect all such insurances will be subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions.

Environmental Matters

We have been committing to environmental awareness throughout the construction phase of the Studio City Project, and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any environmental complaints made against us.

Legal and Administrative Proceedings

We may be subject to legal proceedings from time to time. We are not currently involved in any legal or administrative proceedings that we expect, individually or in the aggregate, to have a material adverse effect on our financial condition, results of operations or liquidity. A dispute that arose when SCI was under the control of the former joint venture partners in relation to certain development costs in connection with the Studio City Project, which had been referred to arbitration, was settled in July 2013.

MANAGEMENT

Directors

The board of SCI will be responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	52	Director
Geoffrey Stuart Davis	46	Director
Stephanie Cheung	52	Director

Mr. Clarence Yuk Man Chung is our director. Mr. Chung also served as the non-executive director of MCE since November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure and Entertainment Group Limited since 2008. Before joining Melco, he has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of Melco Crown (Philippines) Resorts Corporation, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Geoffrey Stuart Davis is our director. Mr. Davis is also the executive vice president and chief financial officer of MCE and he was appointed to his current role in April 2011. Prior to that, he served as MCE’s deputy chief financial officer from August 2010 to March 2011 and senior vice president, corporate finance from 2007, when he joined MCE. Prior to joining MCE, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung is our director. Ms. Cheung is also the executive vice president and chief legal officer of MCE and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined MCE. She has acted as the secretary to MCE’s board since she joined MCE. Prior to joining MCE, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Jay Dee Clayton	62	Property President
Tim Nauss	57	Property CFO

Mr. Jay Dee Clayton is the Property President at Studio City. He was appointed to his current role in January 2015. Prior to that, Jay Dee was EVP Operations at Wynn Macau and most recently operated his own consulting practice that focused on assisting companies to improve the customer experience and increase the velocity of business through technological innovation. At Wynn Macau, Jay Dee was Operations Project Manager for the development and delivery of Encore at Wynn Macau. Jay Dee has a strong background and international experience in all aspects of integrated casino resorts including table games operations/ administration, slot operations and casino marketing. Jay Dee has also been directly involved in operating both mass market and VIP gaming facilities. He was the General Manager of a hotel and casino in Darwin, Australia earlier in his career.

Mr. Timothy G. Nauss is our Property CFO at Studio City and he was appointed to his current role in January 2015. Most recently, Mr. Nauss was the Executive Director, Finance for Wynn Palace, where he focused on Cotai Strip development for the Finance division. Prior to this role, he was Director of Finance at Wynn Macau and was involved in opening of Encore Macau. Prior to joining Wynn Macau in 2009, Mr. Nauss was the Director of Finance, Cotai for Venetian Macau, Limited, and served as Director of Finance in the pre-opening development, operational development and opening for Venetian Macao Resort Hotel. He was VP of Finance with Wyndham International from 2000 to 2005. Mr. Nauss began his career in hospitality with Hilton Hotels Corporation and served in a number of executive capacities in both Operations and Finance. Mr. Nauss has a bachelor of arts and sciences from the University of South Carolina.

Project Management Team

The following table sets forth certain information regarding the project management team for the Studio City Project as of the date of this annual report.

Name	Age	Position/Title
Jaya Jesudason	73	Executive Vice President, Construction and Design
Graham Busst	68	Vice President, Commercial
William Cornish	47	Vice President, Construction
Simon So	59	Director, Construction Projects
Brian Tam	48	Director, Mechanical Electrical Planning
Samuel Lo	60	Director, Construction
Henny W. Kruizinga	60	Director, Design (Podium)
Roman Bugryn	63	Director, Design (Hotel)

The members of our senior project management team have experience in property development, construction project management and architecture and design. The project management team will report to MCE and the board of SCI and oversee and manage the Studio City Project at each stage of the process from design, construction through to completion of the Studio City Project. Our project management team will work closely with our contractors, including the main construction contractor, architects and engineers and will consist primarily of the following persons.

Mr. Jaya Jesudason is the Executive Vice President, Construction and Design of MCE. He joined MCE in 2007 as Project Director for the completion of the City of Dreams Project. Prior to that, he worked at Kowloon-Canton Railway Corporation as a general manager of the west rail project and other rail projects. He was also a divisional manager for the Hong Kong airport project of the Hong Kong Airport Authority.

Mr. Graham Busst is Vice President in our Commercial department. He was previously the Commercial Manager for the Leighton-China State-John Holland joint venture in connection with the City of Dreams project, and he previously also served as the Head of Commercial for Gammon and commercial director for Balfour Beatty KCRC Nam Cheong Station and Lok Ma Chau Terminus projects.

Mr. William Cornish is Vice President in our Construction department. He was previously the Deputy Project Director and Director of Construction for the Marina Bay Sands Integrated Resort in Singapore. He has also served as Senior Project Manager for Las Vegas Sands Inc. for The Venetian, Cotai and the Sands Casino, Macao. Prior to that, he was Project Manager for PCCW at the Cyberport Development in Hong Kong. Other projects Mr. Cornish worked on include Super Terminal 1 of Hong Kong Air Cargo Terminals Limited at Chek Lap Kok Airport.

Mr. Simon So is Director in our Construction Projects department. He was previously a project director on the Orient Town Project for the One Oasis Project. He also has extensive project management experience, having worked on developments such as City of Dreams, Venetian Phase 1 (Macau), Shatin to Central Link and West Rail.

Mr. Brian Tam is Director in our Mechanical Electrical Planning department. He is responsible for all of the mechanical and electrical works for the Studio City Project. He previously held a senior position with Balfour Beatty and Gammon, and his projects include Cathay Pacific Cargo Terminal, Hong Kong International Airport, One Island East and KCRC West Rail. He also served as Executive Engineer for Hsin Chong Taylor Woodrow Joint Venture at Hung Hum Station Renovation and Extension Project.

Mr. Samuel Lo is Director in our Construction department. He is responsible for all the construction activities for the Studio City Project. He previously held a senior position in construction management with the Kowloon Canton Railway Corporation and the Hong Kong Mass Transit Railway for West rail and the Express rail Link railway projects in Hong Kong.

Mr. Henny W. Kruizinga is our Director for design (Podium). He is responsible for all of the podium design management including gaming, retail, restaurants, pool, facade and landscape facilities. From 2007 through to 2010, he was the Director of Design for the Cosmopolitan of Las Vegas Resort & Casino, and prior to that, he served as Director of Design for Marnell Corrao Associates and MGM Mirage Resorts, both located in Las Vegas.

Mr. Roman Bugryn is our Director for design (Hotel). He has 36 years of experience in the construction industry as a consultant on a variety of types of projects. He was previously a site architect in Sharm El Sheikh, Egypt for the resort/hotel/villa development project of Emir’s Palace for Qatar Development Corporation. From 2007 to 2009, he served as Design Director in City of Dreams and from 1999 to 2006, he served as Director of Architectural Practice for Mirvac.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2014 and 2013, see note 15 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

Studio City Project Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility (the “Term Loan Facility”) and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility (the “Revolving Credit Facility”), each as described in further detail below.

Term Loan Facility

The Studio City Project Facility matures on the date which is five years after the signing date of the definitive agreement in respect of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the opening date of the Studio City Project (the “Opening Date”). The Term Loan Facility was fully drawn prior to the end of its availability period, and certain proceeds of such facility have been placed in a disbursement account and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement.

Revolving Credit Facility

The Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Revolving Credit Facility may be utilized prior to the Opening Date for, among other things, the payment of Project Costs by way of issue of letters of credit up to a maximum amount of HK$387,710,000 (equivalent to approximately US$50.0 million), and may be borrowed in full on a revolving basis after the Opening Date.

Use of Proceeds

Term Loan Facility

The proceeds of borrowings under the Term Loan Facility may be used, among other things, to finance or refinance the design, development, construction and pre-opening costs of the Studio City Project (including interest and other financing costs) and to pay fees and expenses incurred in connection therewith.

Revolving Credit Facility

The proceeds of borrowings under the Revolving Credit Facility may be used:

(i)	for the issuance of letters of credit, subject to a maximum limit of HK$387,710,000 (equivalent to approximately US$50.0 million); and

(ii)	(for all drawings) to finance the general corporate purposes and working capital needs of Studio City Investments, Studio City Company and their subsidiaries (collectively, the “Group”) following the Opening Date (including, in certain circumstances, interest on the Studio City Project Facility and the Studio City Notes).

Repayment

The Term Loan Facility amortizes by three percent on a quarterly basis commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the Opening Date, with a balloon payment due on the final maturity date of the Term Loan Facility, which is five years after the Signing Date. No amortization shall be required with respect to the Revolving Credit Facility. The final maturity date of the Revolving Credit Facility shall also be the date which is five years after the Signing Date.

Interest and Fees

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, after which time the interest rate shall be HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of the Group.

Studio City Company is obligated to pay a commitment fee of 40% of the applicable margin on the unused portions of the Studio City Project Facility from the Signing Date through the applicable availability period. The Studio City Project Facility was fully drawn prior to the end of its availability period, and certain proceeds of such facility have been placed in a disbursement account and may be withdrawn to pay Project Costs subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement.

Completion Support

As a condition precedent to the funding of the Studio City Project Facility, SCI was required to procure completion support with an aggregate liability cap of US$225 million (the “Completion Support”), backed by either (i) letters of credit or guarantees from acceptable financial institutions, including those with specified credit ratings, (ii) cash collateral, or (iii) any combination of the foregoing. This requirement was satisfied in December 2013 by the deposit of cash collateral of US$225 million into a collateral account maintained by SCI and pledged in favour of the finance parties under the Studio City Project Facility. Of this US$225 million deposited cash collateral, certain amounts had been earmarked to partially fund the construction budget increased in June 2014.

Calls under the Completion Support will be made in accordance with the terms of an agreed completion support agreement (which, in certain circumstances, will provide for its application against amounts outstanding under the Studio City Project Facility), and the Studio City Notes will not directly benefit from the Completion Support.

Security

Security for the Studio City Project Facility and any hedging related thereto includes, among other things, first-ranking security over all or substantially all of the assets of each company in the Group, including a mortgage of certain land. Certain contractual counterparties, including Melco Crown Macau, are required to enter into direct agreements with certain of the finance parties under the Studio City Project Facility, which will modify the operation of their contracts, including the rights of the parties thereunder. In the case of Melco Crown Macau, a direct agreement was entered into in November 2013 with certain of the finance parties under the Studio City Project Facility pursuant to which a right may arise to retain (after an agreed period following enforcement of the security) (and not reinvest) a portion of the revenues from its operation of the Studio City Casino.

Covenants

Studio City Investments and its subsidiaries (collectively, the “Obligors”) are required to comply with certain negative and affirmative covenants that are customary for a financing of this nature, including certain covenants relating to the Studio City Project. These covenants include, among others, restrictions (subject to certain exceptions) on the ability of the Obligors to:

•	create or permit to subsist any encumbrance or other security interest;

•	dispose of any of its assets;

•	make investments;

•	make any loan or advance or guarantee indebtedness;

•	incur or make payments in respect of indebtedness; or

•	make dividends or distributions.

In addition, Studio City Company is required to comply with certain financial covenants, which include tests of the following ratios:

•	cashflow to debt service;

•	EBITDA to finance charges;

•	senior first lien debt to EBITDA; and

•	total debt to EBITDA,

in each case as defined in the definitive agreement in respect of the Studio City Project Facility and tested quarterly (commencing on the earlier of June 30, 2016 and the end of the second full fiscal quarter after the opening date of the Studio City Project).

The financial covenants also include a limitation on additional capital expenditure until an agreed period after the Opening Date.

Events of Default

The definitive agreement in respect of the Studio City Project Facility contains customary events of default, including events of default relating to the failure to meet specified conditions for opening and construction completion of the Studio City Project by agreed long stop dates. These conditions require, among others, the full opening of Studio City for business to the general public by October 1, 2016, with a minimum 400 gaming tables available for operation, and a minimum area of public floor space occupied and open for operations.

Other Financing

To the extent permitted by the definitive agreement in respect of the Studio City Project Facility and the indenture for the Studio City Notes, we may obtain financing in the form of, among other things, additional equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund further project development.

STUDIO CITY FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Board of Directors of Studio City Finance Limited:

We have audited the accompanying consolidated financial statements of Studio City Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Studio City Finance Limited and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 30, 2015

STUDIO CITY FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,161	$—
Restricted cash (Note 2(e))	1,368,390	670,555
Amounts due from affiliated companies (Note 15(b))	3,874	1,812
Amount due from an intermediate holding company (Note 15(c))	82	—
Prepaid expenses and other current assets	2,999	3,922

Total current assets	1,378,506	676,289

PROPERTY AND EQUIPMENT, NET (Note 3)	1,629,803	722,344
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 4)	80,687	231,268
RESTRICTED CASH (Note 2(e))	50,064	98,370
DEFERRED FINANCING COSTS, NET	85,195	15,129
LAND USE RIGHT, NET (Note 5)	142,227	154,331

TOTAL ASSETS	$3,366,482	$1,897,731

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities (Note 6)	$139,223	$113,138
Amounts due to affiliated companies (Note 15(d))	3,730	102
Amount due to ultimate holding company (Note 15(e))	337	427

Total current liabilities	143,290	113,667

LONG-TERM DEBT (Note 7)	2,120,689	825,000
ADVANCE FROM IMMEDIATE HOLDING COMPANY (Note 15(f))	942,779	743,239
OTHER LONG-TERM LIABILITIES (Note 8)	57,846	20,678
LAND USE RIGHT PAYABLE (Note 14(b))	—	24,376
COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDER’S EQUITY
Ordinary shares at US$1 par value per share (Authorized — 50,000 shares and issued — 1 share as of December 31, 2014 and 2013) (Note 10)	—	—
Additional paid-in capital	298,596	298,596
Accumulated other comprehensive losses	(84)	(65)
Accumulated losses	(196,634)	(127,760)

Total shareholder’s equity	101,878	170,771

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$3,366,482	$1,897,731

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
OPERATING REVENUE
Other revenue	$1,767	$1,093

OPERATING COSTS AND EXPENSES
General and administrative	(3,161)	(2,097)
Amortization of land use right	(12,104)	(12,104)
Depreciation and amortization	(26)	—
Pre-opening costs	(14,951)	(2,856)

Total operating costs and expenses	(30,242)	(17,057)

OPERATING LOSS	(28,475)	(15,964)

NON-OPERATING INCOME (EXPENSES)
Interest income	4,707	86
Interest expenses, net of capitalized interest	(17,106)	(40,129)
Amortization of deferred financing costs	(10,669)	(1,530)
Loan commitment fees	(15,153)	(23,190)
Foreign exchange loss, net	(2,178)	(661)

Total non-operating expenses, net	(40,399)	(65,424)

NET LOSS	$(68,874)	$(81,388)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
Net loss	$(68,874)	$(81,388)
Other comprehensive loss:
Change in fair value of interest rate swap agreements	(19)	—

Other comprehensive loss	(19)	—

Total comprehensive loss	$(68,893)	$(81,388)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

				Accumulated
			Additional	Other		Total
	Ordinary Share		Paid-in	Comprehensive	Accumulated	Shareholder’s
	Share	Amount	Capital	Losses	Losses	Equity
BALANCE AT JANUARY 1, 2013	1	$—	$298,596	$(65)	$(46,372)	$252,159
Net loss for the year	—	—	—	—	(81,388)	(81,388)

BALANCE AT DECEMBER 31, 2013	1	—	298,596	(65)	(127,760)	170,771
Net loss for the year	—	—	—	—	(68,874)	(68,874)
Change in fair value of interest rate swap agreements	—	—	—	(19)	—	(19)

BALANCE AT DECEMBER 31, 2014	1	$—	$298,596	$(84)	$(196,634)	$101,878

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(68,874)	$(81,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,130	12,104
Amortization of deferred financing costs	10,669	1,530
Interest income on restricted cash	(4,707)	—
Changes in operating assets and liabilities:
Amounts due from affiliated companies	(1,109)	(2,153)
Amount due from an intermediate holding company	(82)	—
Prepaid expenses and other current assets	5,615	(1,253)
Long-term prepayments, deposits and other assets	(1,260)	(757)
Accrued expenses and other current liabilities	1,712	7,581
Amounts due to affiliated companies	504	(778)
Amount due to ultimate holding company	(90)	73
Other long-term liabilities	1,973	—

Net cash used in operating activities	(43,519)	(65,041)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(686,179)	(433,462)
Changes in restricted cash	(649,514)	98,221
Advance payments and deposits for acquisition of property and equipment	(60,402)	(150,154)
Payment for land use right	(46,982)	(44,719)

Net cash used in investing activities	(1,443,077)	(530,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(5,472)	(1,555)
Prepayment of deferred financing costs	—	(56,445)
Advance from immediate holding company	199,540	653,155
Proceeds from long-term debt	1,295,689	—

Net cash provided by financing activities	1,489,757	595,155

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,161	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,161	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(17,106)	$(38,871)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	130,036	65,757
Construction costs and property and equipment funded through amounts due from/to affiliated companies	3,292	988
Deferred financing costs funded through accrued expenses and other current liabilities	248	4,140

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Studio City Finance Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on September 28, 2011. The Company together with its subsidiaries (collectively referred to as the “Group”) were indirectly wholly owned by Studio City International Holdings Limited (“Studio City International”), which in turn was 60% held indirectly by Melco Crown Entertainment Limited (“MCE”) and 40% held directly by New Cotai, LLC (“New Cotai”). MCE’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares are listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America. On January 2, 2015, MCE submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange, which is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of certain conditions. New Cotai is a private company incorporated in the United States of America.

Immediately before the Reorganization as described below, the Group comprised of i) Studio City Holdings Two Limited (“Studio City Holdings Two”); ii) Studio City Developments Limited (“Studio City Developments”); iii) Studio City Services Limited (“Studio City Services”); iv) Studio City Hospitality and Services Limited (“Studio City Hospitality”); v) Studio City Hotels Limited (“Studio City Hotels”); vi) New Cotai Entertainment, LLC (“New Cotai Entertainment”); vii) Studio City Entertainment Limited (“Studio City Entertainment”); viii) Studio City Investments Limited (“Studio City Investments”); and ix) Studio City Company Limited (“Studio City Company”). Companies of i) to vii) above are collectively referred to as the reorganization companies (the “Reorganization Companies”). Immediately before the Reorganization as described below, Studio City Holdings Two, a company incorporated in BVI, held 96% of Studio City Developments, Studio City Services and Studio City Hotels, companies incorporated in the Macau Special Administrative Region of the People’s Republic of China (“Macau”). The remaining 4% of Studio City Hotels was held directly by Studio City Company. Studio City Services in turn held 100% of Studio City Hospitality, a company incorporated in Macau. New Cotai Entertainment, a company incorporated in U.S. and was dissolved on August 27, 2012, held 99% of Studio City Entertainment, a company incorporated in Macau. The Company held 100% of Studio City Investments, which in turn held 100% of Studio City Company, both Studio City Investments and Studio City Company were incorporated in BVI. The remaining 4% in each of Studio City Developments and Studio City Services, and 1% of Studio City Entertainment were held directly by Studio City International, which also held 100% of Studio City Holdings Two and New Cotai Entertainment, and was considered the then ultimate holding company.

Pursuant to a reorganization dated January 3, 2012 (the “Reorganization”), Studio City Company acquired that entire equity interests in the Reorganization Companies from Studio City International. As a result, the Company became the intermediate holding company of the Reorganization Companies. The Reorganization Companies were wholly owned directly or indirectly by Studio City International immediately before the Reorganization. The Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests, with assets and liabilities stated at their historical amounts and the share capital of the Company reflected as if it was issued on August 22, 2000, the date of incorporation of Studio City Holdings Two, which was the first incorporated company among the Reorganization Companies.

As of December 31, 2014 and 2013, the Company conducts its principal activities through its wholly owned subsidiaries, which are located in Macau and BVI. The Group does not conduct any substantive operations and is currently developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. The completion of Studio City is subject to a number of development and construction risks and uncertainties including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals as well as the potential requirement to obtain additional financing to complete the project.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

The Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests, with assets and liabilities stated at their historical amounts.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2014 and 2013 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 7 and other associated agreements; and ii) interest income earned on restricted cash balances which are restricted as to withdrawal and use.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(f)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Leasehold improvements	5 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	3 to 5 years

(g)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct Studio City during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt as disclosed in Note 7 and the land premium payable for the land use right where Studio City is located. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $98,448 and $75,383, of which $81,342 and $35,254 were capitalized for the years ended December 31, 2014 and 2013, respectively. Total amortization of deferred financing costs amounted to $10,945 and $1,530, of which $276 and nil were capitalized for the years ended December 31, 2014 and 2013, respectively.

(h)	Impairment of Long-lived Assets

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(i)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method.

(j)	Land Use Right, Net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(k)	Revenue Recognition

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided, prices are fixed or determinable and collection is reasonably assured.

Other revenue represented management fee income is recognized when services are performed.

(l)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with the start-up operations of Studio City.

(m)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(n)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(o)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 7). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

The Group’s outstanding interest rate swap agreements as of December 31, 2014 are disclosed in Note 6. Further information on the Group’s interest rate swap agreements is included in Note 7.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(p)	Comprehensive Loss and Accumulated Other Comprehensive Losses

Comprehensive loss includes net loss, foreign currency translation adjustments and change in fair value of interest rate swap agreements and is reported in the consolidated statements of comprehensive loss.

As of December 31, 2014 and 2013, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2014	2013
Foreign currency translation adjustment	$(65)	$(65)
Change in the fair value of interest rate swap agreements	(19)	—

	$(84)	$(65)

(q)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In July 2013, the Financial Accounting Standards Board (“FASB”) issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In June 2014, the FASB issued a pronouncement related to the financial statement presentation and disclosure for development stage entities. The amendments remove the topic of development stage entities from the FASB Accounting Standards Codification and eliminate all the incremental financial reporting requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments related to the elimination of the incremental financial reporting requirements for development stage entities should be applied retrospectively. These amendments are effective for annual reporting periods beginning after December 15, 2014 with early adoption permitted. The Group has elected to early adopt these amendments and accordingly the incremental financial reporting requirements for development stage entities have not been included in the Group’s consolidated financial statements for the year ended December 31, 2014.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(q)	Recent Changes in Accounting Standards — continued

Recent Accounting Pronouncement Not Yet Adopted:

In April 2015, the FASB issued an accounting standards update which simplifies the financial statement presentation of debt issuance costs. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts, rather than as an asset. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. These amendments are effective on a retrospective basis for interim and fiscal years beginning after December 15, 2015 with early adoption permitted and will result in changes to the presentation of debt issuance costs in the Group’s consolidated balance sheets, but will have no effect on the Group’s results of operations and cash flows.

3.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost
Furniture, fixtures and equipment	$17,175	$954
Leasehold improvements	19,408	104
Construction in progress	1,593,739	721,496

Sub-total	1,630,322	722,554
Less: accumulated depreciation and amortization	(519)	(210)

Property and equipment, net	$1,629,803	$722,344

As of December 31, 2014 and 2013, construction in progress in relation to Studio City included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $190,849 and $83,513, respectively.

4.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2014	2013
Advance payments for construction costs	$59,192	$148,859
Deposits for acquisition of property and equipment	18,557	1,295
Other deposits and other long-term prepayments	2,938	1,678
Prepayment of deferred financing costs	—	79,436

Long-term prepayments, deposits and other assets	$80,687	$231,268

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

5.	LAND USE RIGHT, NET

	December 31,
	2014	2013
Cost	$178,464	$178,464
Less: accumulated amortization	(36,237)	(24,133)

Land use right, net	$142,227	$154,331

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry date of the lease of the land use right in Macau, where Studio City site is located and construction costs are incurred, is October 2026.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2013
Construction costs and property and equipment payables	$97,058	$45,824
Land use right payable	24,376	46,982
Operating expense and other accruals and liabilities	17,770	20,332
Interest rate swap liabilities	19	—

	$139,223	$113,138

In connection with the Studio City Project Facility (as defined in Note 7), Studio City Company entered into certain floating-for-fixed interest rate swap agreements in September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, Studio City Company pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable Hong Kong Interbank Offered Rate (“HIBOR”) for each of the payment dates. All these interest rate swap agreements expired in March 2015.

As of December 31, 2014, the notional amounts of the outstanding interest rate swap agreements amounted to

HK$1,867,199,900 (equivalent to $240,000).

These interest rate swap agreements were highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments have been recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses are recognized in the consolidated statements of operations.

As of December 31, 2014, the interest rate swap liabilities of $19 represented the fair values of the interest rate swap agreements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2014	2013
Studio City Project Facility	$1,295,689	$—
Studio City Notes	825,000	825,000

	2,120,689	825,000
Current portion of long-term debt	—	—

	$2,120,689	$825,000

Studio City Notes

On November 26, 2012, the Company issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the Official List of Singapore Exchange Securities Trading Limited. The Studio City Notes are general obligations of the Company, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from the Company to or on behalf of Studio City Investments or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company. The Studio City Notes are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of the Company and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. The Company used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of the Company (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of the Company (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of the Company (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT — continued

Studio City Notes — continued

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. During the years ended December 31, 2014 and 2013, the Company paid Studio City Notes interest expenses amounting to $70,125 and $71,099, respectively, with funds from the Note Interest Reserve Account. The remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”) on the Opening Date. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

As of December 31, 2014, the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second condition was satisfied when the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of the Company for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, the Company and Studio City Company entered into the Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from MCE and New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai) in an aggregate amount of $825,000 is used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

The Company has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, the Company has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

The Company has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the Studio City Notes, the Company also has the option to redeem in whole, but not in part, the Studio City Notes at fixed redemption prices.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT — continued

Studio City Notes — continued

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that the Company was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture governing the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by the Company and its restricted subsidiaries to persons who are not the Company or restricted subsidiaries of the Company, subject to certain exceptions and conditions (described in further detail in Note 13). As of December 31, 2014 and 2013, the net assets of the Company and its restricted subsidiaries of approximately $102,000 and $171,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, MCE and New Cotai Investments to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility were able to be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date.

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT — continued

Studio City Project Facility — continued

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing Group (subject to certain exceptions); (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown (Macau) Limited, an indirect subsidiary of MCE, relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) pay dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date. As of December 31, 2014, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 13). As of December 31, 2014 and 2013, the net assets of Studio City Investments and its restricted subsidiaries of approximately $175,000 and $217,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $15,153 and $23,190, respectively, during the years ended December 31, 2014 and 2013.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT — continued

Studio City Project Facility — continued

In connection with the Studio City Project Facility, Studio City International is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintains a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014 and 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2014 and 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower did not draw down on the Studio City Term Loan Facility and/or the Studio City Revolving Credit Facility during the year ended December 31, 2013. On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) was fully drawn down. As of December 31, 2014, the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent.

The Studio City Borrower is required, within 120 days after the drawdown of the Studio City Term Loan Facility, to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements in September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. All these interest rate swap agreements expired in March 2015. These interest rate swap agreements were highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments have been recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. No hedge agreement had been entered as at December 31, 2013 as, at that time, the Studio City Borrower had not drawn down on the Studio City Project Facility.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT — continued

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2014	2013
Interest for Studio City Notes	$70,125	$71,099
Interest for Studio City Project Facility	26,321	—

	96,446	71,099
Interest capitalized	(79,340)	(30,970)

	$17,106	$40,129

During the years ended December 31, 2014 and 2013, the Group’s average borrowing rates were 7.49% and 8.50% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2014 are as follows:

Year ending December 31,
2015	$—
2016	155,483
2017	155,483
2018	984,723
2019	—
Over 2019	825,000

$2,120,689

8.	OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013
Construction costs and property and equipment retention payables	$55,873	$20,678
Staff cost accruals and others	1,682	—
Other deposits received	291	—

	$57,846	$20,678

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

9.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level

1 measurement. The carrying values of long-term deposits, advance from immediate holding company and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2014 and 2013, which included the Studio City Project Facility and the Studio City Notes, were approximately $2,163,589 and $912,978, respectively, as compared to its carrying value of $2,120,689 and $825,000, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the Studio City Notes. Fair value for the Studio City Project Facility approximated the carrying value as the instrument carried variable interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use right payable approximated fair value as the instrument carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2014, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2014, the interest rate swap agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

10.	CAPITAL STRUCTURE

The Company was incorporated on September 28, 2011 with authorized share capital of 50,000 shares of US$1 par value per share. On the date of incorporation, 1 share of US$1 par value per share was issued as a subscriber’s share. As of December

31, 2014 and 2013, 1 share was issued and fully paid.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

11.	INCOME TAXES

No income taxes are imposed on the Company and certain of its subsidiaries in BVI, where they are incorporated. Certain subsidiaries incorporated or conducting businesses in Macau are subject to Macau Complementary Tax during the years ended December 31, 2014 and 2013.

Macau Complementary Tax is provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2014 and 2013, if applicable. No provision for Macau Complementary Tax for the years ended December 31, 2014 and 2013 were made as there was no taxable income in respect of subsidiaries of the Company that operate in Macau.

A reconciliation of the income tax from loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2014	2013
Loss before income tax	$(68,874)	$(81,388)
Macau Complementary Tax rate	12%	12%
Income tax credit at Macau Complementary Tax rate	(8,265)	(9,767)
Effect of expense for which no income tax benefit is receivable	7,064	9,429
Change in valuation allowance	1,201	338

	$—	$—

The effective tax rates for the years ended December 31, 2014 and 2013 were 0% in both years. Such rates differ from the statutory Macau Complementary Tax rate of 12% due to the effect of expense for which no income tax benefit is receivable and change in valuation allowance for the years ended December 31, 2014 and 2013.

The deferred tax assets as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013
Deferred tax assets, non-current
Deferred deductible expenses	$4,402	$3,861
Net operating loss carried forwards	662	—

Sub-total	5,064	3,861
Valuation allowance	(5,064)	(3,861)

Total net deferred tax assets, non-current	$—	$—

As of December 31, 2014 and 2013, valuation allowances of $5,064 and $3,861 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2014, adjusted operating tax loss carry forwards, amounting to $1, $393 and $5,121 will expire in 2015, 2016 and 2017, respectively.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

11.	INCOME TAXES — continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2014 and 2013 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2014 and 2013, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitation expires in 5 years.

12.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. During the years ended December 31, 2014 and

2013, the Group’s contributions into these plans were $265 and $186, respectively.

13.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2014 and 2013, the legal reserve was nil in both years and no reserve was set aside during the years ended December 31, 2014 and 2013.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by the Company and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Investments and its restricted subsidiaries.

During the years ended December 31, 2014 and 2013, the Company did not declare or pay any cash dividends on the ordinary share. No dividends have been proposed since the end of the reporting period.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2014, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City totaling $560,088 including advance payments for construction costs of $59,192.

(b)	Other Commitment

Land Concession Contract

One of the Company’s subsidiaries has entered into a concession contract for the land in Macau on which Studio City is located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contract has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and imposes special development conditions. The Company’s land holding subsidiary is required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

On July 25, 2012, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City site. The amendment revised the land premium to approximately $174,954, with $23,561 paid in 2006, $35,316 paid in June 2012 upon acceptance of the final amendment proposal and the remaining amount of approximately $116,077 payable in five biannual instalments, with 5% interest accruing per annum and the first instalment paid in January 2013. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $24,376 and $46,982, and in land use right payable in an amount of nil and $24,376, respectively. According to the revised land amendment, the government land use fees were revised to $490 per annum during the development period of Studio City; and to $1,131 per annum after the development period. As of December 31, 2014, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $11,055.

(c)	Guarantees

Except as disclosed in Note 7, the Group has made the following significant guarantees as of December 31, 2014:

•	Pursuant to the Commitment Letter for the Studio City Project Facility as disclosed in Note 7, the Studio City Borrower, among others, provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of MCE and the Studio City Borrower to the Studio City Lenders and their affiliates.

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of December 31, 2014, approximately $5,424 of the Trade Credit Facility had been utilized.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

15.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014 and 2013, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013
Transaction with ultimate holding company
MCE	Management fee expense	$3,176	$1,952
Transactions with affiliated companies
MCE’s subsidiaries	Management fee capitalized in construction in progress	4,353	1,349
	Management fee recognized as expense	4,618	825

(a)	Compensation of Key Management Personnel

The remuneration of the Company’s key management was borne by MCE.

(b)	Amounts Due From Affiliated Companies

The outstanding balances due from MCE’s subsidiaries as of December 31, 2014 and 2013 of $3,874 and $1,812, respectively, arising from operating expenses, were unsecured, non-interest bearing and repayable on demand.

(c)	Amount Due From An Intermediate Holding Company

The outstanding balance due from Studio City International as of December 31, 2014 of $82, arising from settlement of expenses on behalf of Studio City International, was unsecured, non-interest bearing and repayable on demand.

(d)	Amounts Due To Affiliated Companies

The outstanding balances due to MCE’s subsidiaries as of December 31, 2014 and 2013 of $3,730 and $102, respectively, arising from operating expenses, were unsecured, non-interest bearing and repayable on demand.

(e)	Amount Due To Ultimate Holding Company

The outstanding balances due to MCE as of December 31, 2014 and 2013 of $337 and $427, respectively, arising from operating expenses, were unsecured, non-interest bearing and repayable on demand.

(f)	Advance From Immediate Holding Company

The outstanding balances for advance from Studio City Holdings Limited as of December 31, 2014 and 2013 were $942,779 and $743,239, respectively, mainly for construction of the Studio City. The amounts were unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and accordingly, the amount was shown as non-current liabilities in the consolidated balance sheets.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In thousands of U.S. dollars, except share and per share data)

16.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 30, 2015, the date the consolidated financial statements were available to be issued.